

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2012

Via Facsimile
Liu Shuzhong
Chief Executive Officer
Dionics, Inc.
No. 8 Ji Yang Road
Xinzhou District Shangrao City
Jiangxi Province, China 334000

> **Re: Dionics, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed September 10, 2012**
> **File No. 000-08161**

Dear Mr. Liu:

We have reviewed your response to our letter dated August 1, 2012 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

 Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

Our Growth Strategy, page 8

1. We note your response to prior comment 6. Please confirm that you have no current plans or arrangements to establish distribution centers in China.

Customers, page 8

2. We note your response to prior comment 8. Please file the agreements with each of Changshao Luchuan Seedling Cooperation and Shangrao Economic House Development as exhibits to your amended Form 8-K or tell us why these agreements are not material to you or why you are not otherwise substantially dependent on them.

Raw Materials, page 8

3. We note your response to prior comment 9. Please clarify what you mean when you say there is "an absence of a profit margin" with respect to specimens obtained from Mount Wufu or produced in your facilities.

Competition, page 9

4. We note your response to prior comment 11. Please revise the first bullet point by clarifying whether the local forestry department must approve or may object to your plans to harvest products from Mount Wufu.

Government Regulation, page 9

5. Please revise the first paragraph of this section to name counsel.

You may contact Kristen Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Vincent J. McGill, Esq.
        Eaton & Van Winkle LLP